Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana announces appointment of Dr Neil Graham MBBS, MD, MPH as Chief Medical Officer

New York/London, 13 January 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, announces the appointment of Dr Neil Graham MBBS, MD, MPH as Chief Medical Officer.

Dr Graham is a medicines development expert and Infectious Diseases Epidemiologist with global Biotech and Pharma R&D experience in Phase I-IV therapeutics as well as in-vivo & in-vitro diagnostics, across many modalities. He has in depth Global Development Expertise (e.g. Virology, Respiratory, Dermatology, Allergy, & Rheumatology) in early & late stage Clinical Development and in Medical Affairs, with a strong track record for Developing and Accelerating Phase I–IV programs. Multiple IND’s, NDA/BLA filings and/or defense and multiple successful launches.

From 2010 to 2020, Dr Graham was VP of Strategic Program Direction, Immunology and Inflammation at Regeneron Pharmaceuticals, Inc., where he managed and oversaw a large portion of the Regeneron pipeline portfolio including leading the immunology and inflammation antibody products across all stages of development from preclinical to post-launch. He was instrumental in the development of DUPIXENT (dupilumab), a blockbuster monoclonal antibody, from Phase 1 through its initial launch for atopic dermatitis, as well as expanding its development into asthma, sinusitis, and eight other indications. During his tenure at Regeneron, Dr. Graham also led the product development for KEVZARA (sarilumab), an IL-6R antibody for rheumatoid arthritis, and REGN3500, an anti-IL33 antibody for asthma and COPD. As part of this role he built innovative, high-performing development teams and managed the Regeneron’s regulatory filings, interactions with regulatory agencies, product launches, and business development and licensing activities across its product portfolio.

Prior to Regeneron, Dr. Graham served as Senior Vice President, Program and Portfolio Management at Vertex, where he oversaw the team of program leaders and managers across the portfolio from Phase 1 through launch, including Telaprevir for hepatitis C (HCV), and two innovative product candidates for cystic fibrosis which are now on the market. Previously, he held roles as CMO at Trimeris Inc. and XTL Biopharmaceuticals and worked in HIV Medical Affairs at Glaxo Welcome. Earlier in his career, Dr. Graham was an Associate Professor of Medicine and Epidemiology at John Hopkins University, School of Hygiene and Public Health. He is the author of five chapters and books and more than 140 peer-reviewed journal articles. Dr. Graham earned an M.D., M.B.B.S., and M.P.H. from the University of Adelaide in Australia.

Dr. Graham stated: “I am excited to join Tiziana to help develop its unique monoclonal antibody platform for autoimmune diseases. Tiziana’s ability to deliver antibody immunotherapeutics via oral and nasal routes is a potential game-changer for patients and physicians alike”.

Kunwar Shailubhai, CEO of Tiziana said: “We are very excited about Dr. Graham’s addition to the Tiziana team. Dr Graham’s invaluable experience at Regeneron and Vertex in different disciplines is a great fit for the Tiziana pipeline.”

“We are delighted to have Dr. Graham join the Tiziana team. His knowledge and experience at Regeneron in developing blockbuster monoclonal antibody drugs such as Dupixent will be invaluable in developing Foralumab and our anti IL-6Drug, TZLS-501”, said Chairman and Founder Gabriele Cerrone

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker) Robert Emmet United States: Investors: Dave Gentry, CEO RedChip Companies Inc. 407-491-4498 dave@redchip.com	+44 (0)20 3981 4173